BRENTON L. SAUNDERS
CHIEF EXECUTIVE OFFICER AND PRESIDENT

TELEPHONE:
646-231-7301
FACSIMILE:
212-224-6740
E-MAIL:
brent.saunders@frx.com

December 19, 2013

Ms. Karen Ling
350 Albany St., Apt. 9D,
New York, NY 10280

Dear Karen,

We are delighted to extend our offer of at-will employment for the position of Senior Vice President and Chief Human Resources Officer at an annual salary of Five Hundred and Thirty-Five Thousand Dollars ($535,000) paid bi-weekly. In this position, located in the NYC Corporate Headquarters, you will be reporting to the Chief Executive Officer and President. Upon Board approval, we will work with you to confirm a mutually agreeable start date, which we currently anticipate to be January 13, 2014. This offer is contingent upon the satisfactory completion of a background check and drug screen.

As a Corporate Officer, you will be eligible to receive a bonus based upon both Company and your individual performance paid no later than June 2014, which is the first quarter following the close of the fiscal year on which the performance bonus is based. Your executive bonus target is 65% of base salary, or $347,750. You will be eligible for a pro-rata bonus for Fiscal Year 2014, based on Company financial performance and in accordance with the Company's Annual Incentive Plan. A copy of the Annual Incentive Plan will be provided to you.

As part of your total compensation package with Forest, you will be nominated for an annual equity grant. Your first grant will be nominated at a value of $878,000, anticipated to consist of an equal value of stock options and restricted stock awards, to be approved by the Board for grant within 30 days following your effective date of hire. In addition, you will be nominated for a full year equity grant value of $1,200,000 in May 2014, the timing of which is consistent with the Company's annual year-end compensation cycle. Your year-end award will consist of a combination of stock options, restricted share awards, and Performance Stock Units (PSUs). All equity grants are made at a level and at the sole discretion of the Board of Directors.

Based on the above, I am pleased to summarize that in addition to your $878,000 initial equity grant, your annualized total target compensation, including base salary, target bonus, and annual equity grant, is $2,082,750.

In addition, you will receive a one-time equity grant of $1,375,000, to be approved by the Board for grant within 30 days following your effective date of hire, to make up for unvested in-the-money equity compensation at your current employer. Grant will be in the form of 50% stock options and 50% time-based restricted stock awards and will vest as follows:

15% May 1, 2014
15% December 31, 2014
30% May 1, 2015
15% December 31, 2015
25% May 1, 2016

FOREST LABORATORIES, INC. 909 THIRD AVENUE, NEW YORK, N.Y. 10022-4731

These shares will vest immediately upon either an involuntary termination other than for Cause or a resignation by you for Good Reason within two years of a Change in Control.

In addition, you will also receive a one-time restricted stock unit award of $855,000, to be approved by the Board for grant within 30 days following your effective date of hire, to partially make up for certain non-qualified executive employee benefit plans in which you participate at your current employer. These restricted stock units will vest and be settled within 30 days following your retirement at age 55 or older in accordance with the following vesting schedule:

Age	% Shares Vested
50	0%
51	0%
52	0%
53	0%
54	0%
55	20%
56	40%
57	60%
58	80%
59	85%
60	100%

These restricted stock units will also vest and be settled immediately upon either an involuntary termination other than for Cause or a resignation by you for Good Reason within two years of a Change in Control.

Stock Option value will be determined based on the Black Scholes valuation model consistent with the methodology used by the Company in its most recent financial statements. Restricted Stock Awards and Restricted Stock Unit Awards will be based on the average of the high and low price of a share of common stock on the New York Stock Exchange on the date of grant.

In connection with the grant of the Options, Restricted Stock Awards, and Restricted Stock Unit Awards to you, it is expected that you shall purchase and, upon your request, the Company will sell to you at a price equal to the then fair market value of the Company's common stock, as determined in a manner to cause such sale to be exempt from the definition of an equity compensation plan under the rules of the New York Stock Exchange, and pursuant to a process that will cause the purchase of such common stock to be an exempt acquisition pursuant to the exemption available under Rule 16b-3(d), as promulgated under Securities Exchange Act of 1934, as amended, shares of common stock having an aggregate purchase price of $250,000 (or, in the case of any sale by the Company, in such amount as you shall, in your discretion, request in order to comply with your commitment hereunder) within the first five business days following the effective date of your hire, or as such period may be extended to take into account restrictions on your ability to purchase the common stock under applicable law; provided that in the event that there is a sale by the Company to satisfy your obligations hereunder that is less than $250,000, it is expected that you shall nonetheless be obligated to purchase shares of common stock having an aggregate purchase price of $250,000.

Effective January 13, 2014 (or on your date of hire, assuming it is later than January 13, 2014), you are eligible for inclusion into the Corporate Officer Severance Plan, and for entering into a Change in Control Employment Agreement with the Company. This Plan and Agreement, and participation in the Plan and Agreement, are provided at the sole discretion of the Board of Directors and are subject to such terms and conditions as may be from time to time applicable.

Additionally, we are pleased to invite you to participate in the Forest Laboratories, Inc. Deferred Compensation Plan (DCP). The Forest DCP provides you with the opportunity to defer wages on a pre-tax basis without the IRS limits that constrain the Savings & Profit Sharing Plan. Please keep in mind that the DCP is a premium benefit offered to select, highly compensated employees and as such this invitation is to remain confidential. More information regarding the plan will be provided on your first day of employment.

On your first day of employment you will be eligible to participate in our comprehensive healthcare, life insurance and flexible spending plans. You are also eligible to participate in our Flexible Spending Accounts (Medical / Dependent), LTC, Life, Profit Sharing & 401K Savings Plan, and Disability plans in accordance with the standard eligibility requirements as defined in the respective plans. You will also be eligible to accrue paid time off (e.g., vacation) at a rate of four (4) weeks per annum in accordance with our company vacation policy.

As required by the U.S. Department of Labor and pursuant to the Immigration Nationality Act, our Company is required to verify the identity and employment authorization of all new hires. In order to comply with this legal obligation, we must complete an Employment Eligibility Verification Form (I-9) within three days of your hire. Additionally, you will be required to sign the Company Confidentiality Non-Disclosure Agreement as a condition of your hire. A copy of this Agreement is attached to this employment offer.

Forest is a company that operates on the principles of mutual respect, integrity, and honesty, each of which drives how we interact with one another and how we conduct all elements of our business. Karen, we look forward to welcoming you into our Company, and to the strong leadership, valuable counsel and contributions you will bring to Forest! Please sign in the area below to indicate your formal acceptance of our offer, and return a signed original of this letter to me no later than December 23, 2013. Please do not hesitate to contact me at 646-231-7301 should you have any questions.

Again, we look forward to welcoming you to Forest!

Sincerely,



Brenton L. Saunders
Chief Executive Officer and President

AGREED AND ACCEPTED BY:



_____   Dec. 20, 2013
Karen Ling   Date